UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                              MOTOR CLUB OF AMERICA
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    619823107
                                 (CUSIP NUMBER)

                             William E. Lobeck, Jr.
                               1132 S. Lewis Ave.
                              Tulsa, OK 74104-3906
                                 (918) 585-5129

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 21, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box __.

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                    1 of 11

                                  SCHEDULE 13D

CUSIP NO.   619823107                                       PAGE 2 OF 11


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ARCHER McWHORTER


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (A)[X]
                                                                          (B)[ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS *

           PF


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [TAURUS]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.


                          7       SOLE VOTING POWER

        NUMBER OF                 301,635
         SHARES
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              536,175
         WITH
                          9       SOLE DISPOSITIVE POWER

                                  301,635

                          10      SHARED DISPOSITIVE POWER

                                  536,175


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           536,175


12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES*                            [TAURUS]

           23.1%


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14         TYPE OF REPORTING PERSON *

           IN

                                    2 OF 11

                                  SCHEDULE 13D

CUSIP NO.   619823107                                       PAGE 3 OF 11

1          NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SLEEPY LAGOON, LTD.


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (A)[X]
                                                                 (B)[TAURUS]


3          SEC USE ONLY


4          SOURCE OF FUNDS *

           PF


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [TAURUS]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS


                          7       SOLE VOTING POWER

            NUMBER OF             0
             SHARES
          BENEFICIALLY    8       SHARED VOTING POWER
            OWNED BY
        REPORTING PERSON          232,540
              WITH
                          9       SOLE DISPOSITIVE POWER

                                  0

                          10      SHARED DISPOSITIVE POWER

                                  232,540


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           232,540


12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                           [TAURUS]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%


14         TYPE OF REPORTING PERSON *

           PN

                                    3 of 11

                                  SCHEDULE 13D

CUSIP NO.    619823107                                      PAGE 4 OF 11


1          NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ALVIN E. SWANNER


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (A)[X]
                                                                          (B)[ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS *

           PF


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [TAURUS]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.


                          7       SOLE VOTING POWER

            NUMBER OF             301,634
             SHARES
          BENEFICIALLY    8       SHARED VOTING POWER
            OWNED BY
        REPORTING PERSON          534,166
              WITH
                          9       SOLE DISPOSITIVE POWER

                                  301,634


                          10      SHARED DISPOSITIVE POWER

                                  534,166


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           534,166


12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                           [TAURUS]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.0 %


14         TYPE OF REPORTING PERSON *

           IN

                                    4 of 11

                                  SCHEDULE 13D


CUSIP NO.    619823107                                      PAGE 5 OF 11


1          NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BRION PROPERTIES, A LOUISIANA PARTNERSHIP IN COMMENDAM

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (A)[X]

                                                                     (B)[TAURUS]


3          SEC USE ONLY


4          SOURCE OF FUNDS *

           PF


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               [TAURUS]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           LOUISIANA


                          7       SOLE VOTING POWER

            NUMBER OF             0
             SHARES
          BENEFICIALLY    8       SHARED VOTING POWER
            OWNED BY
        REPORTING PERSON          232,532
              WITH
                          9       SOLE DISPOSITIVE POWER

                                  0

                          10      SHARED DISPOSITIVE POWER

                                  232,532


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           232,532


12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                           [TAURUS]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.0%


14         TYPE OF REPORTING PERSON *

           PN


                                    5 of 11

                                  SCHEDULE 13D

CUSIP NO.    619823107                                      PAGE 6 OF 11


1          NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             WILLIAM E. LOBECK, JR.


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (A)[X]
                                                                          (B)[ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS *

           PF


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               [TAURUS]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.


                          7       SOLE VOTING POWER

            NUMBER OF             498,768
             SHARES
          BENEFICIALLY    8       SHARED VOTING POWER
            OWNED BY
        REPORTING PERSON          0
              WITH
                          9       SOLE DISPOSITIVE POWER

                                  498,768

                          10      SHARED DISPOSITIVE POWER

                                  0


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           498,768


12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                           [TAURUS]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.5%


14         TYPE OF REPORTING PERSON *

           IN


                                    6 of 11

                                  SCHEDULE 13D

CUSIP NO.    619823107                                      PAGE 7 OF 11

1          NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KATHRYN L. TAYLOR


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (A)[X]
                                                                          (B)[ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS *

           PF


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               [TAURUS]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.


                          7       SOLE VOTING POWER

              NUMBER OF           15,399
               SHARES
            BENEFICIALLY  8       SHARED VOTING POWER
              OWNED BY
          REPORTING PERSON        0
                WITH
                          9       SOLE DISPOSITIVE POWER


                                  15,399


                          10      SHARED DISPOSITIVE POWER

                                  0


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,399


12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                           [TAURUS]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%


14         TYPE OF REPORTING PERSON *

           IN


                                    7 of 11

                                  Schedule 13D

     The persons signing this Schedule 13D Amendment 5 ( collectively the "REPORTING PERSONS") hereby amend the statement on Schedule 13D as previously amended (collectively, the "SCHEDULE 13D"), with respect to their beneficial ownership of Common Stock of Motor Club of America, a New Jersey corporation (the "ISSUER"). Capitalized terms not otherwise defined shall have the meaning ascribed to them in Amendment 3.

Item 1.  Security and Issuer.

     Common Stock, par value $.50 per share, of the Issuer having principal executive offices at 95 Route 17 South, Paramus, New Jersey 07653.

Item 2.  Identity and Background.

     In addition:

     a)   Kathryn L. Taylor;

     b) Ms. Taylor's business address is 1132 S. Lewis Avenue, Tulsa, OK 74104-3906;

     c)   Ms. Taylor's principal occupation is being engaged in investing;

     d) Ms. Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

     e) Ms. Taylor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws;

     f)   Ms. Taylor is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     The purchase price of the shares was paid with personal funds of SL, BP, Mr. Lobeck and Ms. Taylor, respectively.

Item 4.  Purpose of Transactions

     This Amended Report supplements the prior Item 4. The Reporting Persons believe the recent market price of the Issuer is undervalued as in comparison to what the Reporting Persons believe is its inherent fair market value.

     Each of the parties together effected the purchase of 25,500 shares of Common Stock for an aggregate of $206,566 by purchasing 6,000 shares at $8 per share on June 1, 2000, 2,500 shares at $8.125 per share on June 2, 2000, 2,500 shares at $8.125 per share on June 13, 2000, 2,000 shares at $8.0938 per share on August 2, 2000, 1,000 shares at $8.125 per share on August 3, 2000, 2,500 shares at $8.125 per share on August 9, 2000, 7,000 shares at $8.125 per share on August 10, 2000 and 2,000 shares at $8.0625 per share on August 21, 2000.

     Other than Kathryn L. Taylor (the wife of William E. Lobeck), each of the Purchasers is a director of the Issuer, and together they constitute the Executive Committee of the Issuer's Board of Directors. Although the Purchasers acted in concert with respect to the transactions described herein, there is presently no agreement, understanding or arrangement among any of them to act in concert again in the future with respect to any of the Issuer's securities. Any one or more of the Purchasers, Ms. Taylor, SL and Brion Properties, Ltd. may effect, alone or together, additional transactions in securities of the Issuer through a variety of possible means, including but not limited to open market and privately negotiated transactions. None of the Purchasers, Ms. Taylor, SL or Brion Properties, Ltd. is bound to increase or decrease his, her or its holdings, and depending upon future developments, may also in his, her or its sole discretion determine at any time or from time to time to acquire additional Issuer securities or to sell or otherwise dispose of any or all of his, her or its Issuer securities. Each such individual and entity reserves the right to act with respect to his, her or its holdings as he, she or it deems in his, her or its best interests.

                                    8 of 11

     Except as set forth in Item 3 or in this Item 4, none of Messrs. McWhorter, Lobeck or Swanner, Ms. Taylor or Brion Properties, Ltd. or Sleepy Lagoon, Ltd., has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     The following table sets forth certain information as to the beneficial ownership of the Issuer's common stock by the Reporting Persons as of the date hereof.

                                                                             Shares
                                    Shares Beneficially Owned              Purchased
                                      Prior to June 1, 2000             June 1, 2000 to
                               ------------------------------------     August 21, 2000
                                                                        ---------------
                               Issued    Shares to be Acquired Upon
      Name                     Shares    Conversion of Debentures
      ----                     ------    ------------------------

Archer McWhorter             303,635(a)        201,736(c)              -0-          21.7%(b)

Sleepy Lagoon, Ltd.           22,300           201,736(c)            8,504          10.0%(b)

Alvin E. Swanner             301,634           201,735(d)              -0-          21.6%(b)

Brion Properties              22,300           201,735(d)            8,497          10.0%(b)

William E. Lobeck            300,751(e)        193, 767              4,250          21.5%(b)

Kathryn L. Taylor(f)          11,150               -0-               4,249           0.7%(b)
                             -------                               -------
                             959,770                                25,500
           Totals:

     (a) Includes 301,635 shares of the Issuer's common stock beneficially owned by Archer McWhorter held of record by the McWhorter Family Trust, of which Mr. McWhorter is a Trustee, and 2,000 shares by his wife; Mr. McWhorter disclaims beneficial ownerhsip in his wife's shares.

     (b) Based upon 2,124,387 shares of Common Stock outstanding as reported by the Issuer in its most recent annual report on Form 10-K.

     (c) The 201,736 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Sleepy Lagoon, Ltd., a Texas limited partnership of which Mr. McWhorter is the general partner. Such shares will be beneficially owned by Mr. McWhorter.

     (d) The 201,735 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Brion Properties, a Louisiana partnership in commendam of which Mr. Swanner is the general partner. Such shares will be beneficially owned by Mr. Swanner.

     (e) Includes 4,250 shares of the Issuer's Common Stock beneficially owned by William E. Lobeck held of record by the William E. Lobeck Revocable Trust, of which Mr. Lobeck is a Trustee.

                                    9 of 11

     (f) The shares of the Issuer's Common Stock beneficially owned by Kathryn
L. Taylor are held by Kathryn L. Taylor Revocable Trust, of which Ms. Taylor is a Trustee. Ms. Taylor is the wife of William E. Lobeck; Mr. Lobeck disclaims beneficial ownership in such shares.

     There have been no transactions in respect of the Issuer's common stock during the past 60 days which are required to be reported in this Item 5 except as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None, other than as described in Items 3 and 4.

Item 7.  Material to be Filed as Exhibits.

     None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          ARCHER McWHORTER


Date:    August     , 2000                /s/ Archer McWhorter
                                          --------------------------------------


                                          SLEEPY LAGOON LTD.


Date:    August     , 2000                By: /s/ Archer McWhorter
                                          --------------------------------------
                                          Name:  Archer McWhorter
                                          Title: General Partner


                                          ALVIN E. SWANNER


Date:    August     , 2000                /s/ Alvin E. Swanner
                                          --------------------------------------


                                          BRION PROPERTIES, a Louisiana
                                          partnership in commendam.


Date:    August    , 2000                 By: /s/ Alvin E. Swanner
                                          --------------------------------------
                                          Name:  Alvin E. Swanner
                                          Title: General Partner


                                    10 of 11

                                          WILLIAM E. LOBECK


Date:    August    ,  2000                /s/ William E. Lobeck
                                          --------------------------------------


                                          KATHRYN L. TAYLOR


Date: August      , 2000                  /s/ Kathryn L. Taylor
                                          --------------------------------------


                                    11 of 11